Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	TMHC			Combined (1)	Predecessor
	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Income/(Loss) before income taxes and minority interest	134,037	97,936	170,551	101,699	88,724	(36,220)
Income from equity method investees	(10,741)	(37,563)	(22,964)	(8,050)	(5,319)	(347)
(Income)/Loss from non-controlling interests - joint ventures	(339)	131	(28)	(5,300)	(3,235)	(5,138)
Income from non-controlling interests - Principal Equityholders	(70,708)	(49,579)	—	—	—	—

Total earnings (loss)	52,249	10,925	147,559	88,349	80,170	(41,705)

Add/(deduct):
+ Fixed charges	50,367	82,441	65,097	61,606	86,640	88,855
+ Amortization of capitalized interest	28,180	50,971	30,316	29,536	37,370	50,354
+ Distributed income of equity method investees	18,861	30,136	36,746	15,287	4,558	2,405
- Interest capitalized	(47,234)	(76,040)	(61,392)	(37,605)	(37,282)	(53,230)

Earnings available for fixed charges	102,423	98,433	218,326	157,173	171,456	46,679

Fixed charges:
Interest and other financial charges expensed and capitalized	48,133	79,241	62,468	60,696	85,635	87,651
Bond issue costs amortized	1,624	2,081	1,752	—	—	—
Interest factor attributed to rentals	610	1,119	877	910	1,005	1,204

Fixed charges	50,367	82,441	65,097	61,606	86,640	88,855

Ratio of earnings to fixed charges (2)	2.0	1.2	3.4	2.6	2.0	$(42,176)

(1)	Amounts are arithmetically combinded as a portion of the year was “Predecessor” and the other portion of the year was TMHC.
(2)	For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed.